LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

Ref: SB/0160

18 December 2006

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

SUPPL

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose a copies of five announcements made to the London Stock Exchange between 17 November to 18 December 2006:

- Final Dividend Timetable
- Redemption of Convertible Bonds
- Acquisition of AfriOre – Formal Pre-Acquisition Agreement Signed
- Acquisition of AfriOre – South African Competition Commission's unconditional approval received.
- Number One Furnace Shut Down

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6025.

Yours faithfully

Sarah Butler
Secretary

Lonmin PLC - Number One Furnace Shut Down

RNS Number:12710
Lonmin PLC
18 December 2006

Lonmin Plc

Number One Furnace Shut Down

Lonmin announces that a leak has occurred adjacent to one of the matte tap holes in its number one furnace. The furnace has been shut down and no one was hurt as a result of the leak. We currently believe that the necessary repairs to the furnace will take around 30 to 40 days. During this time we will run our three Pyromet furnaces and build up concentrate inventory ahead of the Smelter. We currently have no plans to sell additional concentrate over and above our current commitments.

In the second half of 2006 in order to provide additional smelting capacity and as a back up to the number one furnace we took a decision to recommission our Merensky furnace. We plan to run this in parallel with the number one furnace in the second half of our 2007 financial year to reduce accumulated concentrate inventory and allow us to mitigate the impact of the number one furnace outage on production. Our best current estimate is that our production for the first half of the 2007 financial year will be reduced by between 30,000 and 40,000

ounces of Platinum. We will use our best endeavours to recover these Platinum ounces in the second half of the financial year.

Enquiries:

Alex Shorland-Ball +44 (0)207 201 6060 or

Vice President, +44 (0)7917 038 684

Investor Relations & Communications

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Lonmin PLC - Acquisition of AfriOre

RNS Number:0696O
Lonmin PLC
18 December 2006

Acquisition of AfriOre -
South African Competition Commission's unconditional approval received

Lonmin Plc is pleased to announce that it has received unconditional approval from the South African Competition Commission following its application of 24 November 2006 for approval of the proposed transaction with AfriOre Limited.

Enquiries:
Alex Shorland-Ball +44 (0) 20 7201 6060
Vice President, Investor Relations & Communications

Forward Looking Statements:

This announcement includes forward-looking statements. Information contained in this announcement relating to AfriOre has been compiled from public sources. All statements other than statements of historical fact included in this announcement, including without limitation those regarding Lonmin's plans, objectives and expected performance, are forward-looking statements. Lonmin has based these forward-looking statements on its current expectations and projections about future events, including numerous assumptions regarding its present and future business strategies, operations, and the environment in which

Lonmin PLC - Acquisition

RNS Number:9596N
Lonmin PLC
15 December 2006

Acquisition of AfriOre -

Formal Pre-Acquisition Agreement Signed

Lonmin Plc ('Lonmin') is pleased to announce that it has completed its geological, financial and legal due diligence and has entered into a formal pre-acquisition agreement (the 'Agreement') with AfriOre Limited ('AfriOre'). The Agreement supersedes and replaces the agreement between Lonmin and AfriOre announced on 15 November 2006. Lonmin also announces that it delivered its merger submission to the South African Competition Commission on 24 November 2006.

In accordance with the Agreement, Lonmin expects to make an offer (the 'Offer') to the shareholders of AfriOre by 15 January 2007 to acquire all of the issued and outstanding shares in the capital of AfriOre by means of a cash offer of C$8.75 (US$7.62) per AfriOre share. The Agreement continues to provide that Lonmin has the right to match any unsolicited superior offer and that AfriOre is required to pay Lonmin a compensation fee of C$15m in the event that the Offer is not completed in certain circumstances.

Completion of the Offer, when made, would remain subject to customary

Lonmin PLC - REDEMPTION CONVERTIBLE BONDS

RNS Number:8444N
Lonmin PLC
13 December 2006

13 DECEMBER 2006

Proposed redemption of US$215,795,000 3.75 per cent Convertible Bonds due 2008 (the 'Bonds)

On 15 November 2006 Lonmin Plc ('Lonmin') announced that it intended to redeem for cash on 18 December 2006 all of the then outstanding Bonds. Holders of Bonds had until the close of business on 12 December 2006 to avoid redemption by converting their Bonds into Lonmin ordinary shares, on the basis provided for in the Conditions of the Bonds.

As at the close of business on 12 December 2006, conversion requests had been received from the holders of all of the Bonds and these had been satisfied by the issue of 10,576,949 new ordinary shares (stated after the impact of fractional entitlements). Lonmin had 154,135,215 shares in issue at the close of business on 12 December 2006 including those issued pursuant to conversions of Bonds.

There are therefore no Bonds remaining for redemption on 18 December 2006.

Enquiries:

Alex Shorland-Ball +44 (0)7917 038684
Vice President,
Investor Relations & Communications

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This information is provided by RNS
The company news service from the London Stock Exchange

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conditions, including South African competition approval and that a minimum of 66 2/3 % of AfriOre shares on a fully diluted basis are tendered to the Offer. Regulatory approval and completion of the transaction, if it proceeds, is currently expected in February 2007.

Enquiries:

Alex Shorland-Ball +44 (0) 20 7201 6060
Vice President, Investor Relations & Communications

Forward Looking Statements:

This announcement includes forward-looking statements. Information contained in this announcement relating to AfriOre has been compiled from public sources. All statements other than statements of historical fact included in this announcement, including without limitation those regarding Lonmin's plans, objectives and expected performance, are forward-looking statements. Lonmin has based these forward-looking statements on its current expectations and projections about future events, including numerous assumptions regarding its present and future business strategies, operations, and the environment in which it will operate in the future. Forward-looking statements generally can be identified by the use of forward-looking terminology such as 'ambition', 'may', 'will', 'could', 'would', 'expect', 'intend', 'estimate', 'anticipate', 'believe', 'plan', 'seek' or 'continue', or negative forms or variations of similar terminology. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors related to Lonmin, including, among other factors: (1) the risk that the businesses of Lonmin and AfriOre will not be integrated successfully; (2) material adverse changes in economic conditions generally or in relevant markets or industries in particular; (3) fluctuations in demand and pricing in the mineral resource industry and fluctuations in exchange rates; (4) future regulatory and legislative actions and conditions affecting Lonmin's and AfriOre's operating areas; (5) obtaining and retaining skilled workers and key executives; and (6) acts of war and terrorism. By their nature, forward-looking statements involve risks, uncertainties and assumptions and many relate to factors which are beyond Lonmin's control, such as future market conditions and the behaviour of other market participants. Actual results may differ materially from those expressed in forward-looking statements. Given these risks, uncertainties, and assumptions, you are cautioned not to put undue reliance on any forward-looking statements. In addition, the inclusion of such forward-looking statements should under no circumstances be regarded as a representation by Lonmin that Lonmin will achieve any results set out in such statements or that the underlying assumptions used will in fact be the case. Other than as required by applicable law or the applicable rules of any exchange on which Lonmin's securities may be listed, Lonmin has no intention or obligation to update or revise any forward-looking statements included in this announcement after the release of this announcement.

This information is provided by RNS
The company news service from the London Stock Exchange

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it will operate in the future. Forward-looking statements generally can be identified by the use of forward-looking terminology such as 'ambition', 'may', 'will', 'could', 'would', 'expect', 'intend', 'estimate', 'anticipate', 'believe', 'plan', 'seek' or 'continue', or negative forms or variations of similar terminology. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors related to Lonmin, including, among other factors: (1) the risk that the businesses of Lonmin and AfriOre will not be integrated successfully; (2) material adverse changes in economic conditions generally or in relevant markets or industries in particular; (3) fluctuations in demand and pricing in the mineral resource industry and fluctuations in exchange rates; (4) future regulatory and legislative actions and conditions affecting Lonmin's and AfriOre's operating areas; (5) obtaining and retaining skilled workers and key executives; and (6) acts of war and terrorism. By their nature, forward-looking statements involve risks, uncertainties and assumptions and many relate to factors which are beyond Lonmin's control, such as future market conditions and the behaviour of other market participants. Actual results may differ materially from those expressed in forward-looking statements. Given these risks, uncertainties, and assumptions, you are cautioned not to put undue reliance on any forward-looking statements. In addition, the inclusion of such forward-looking statements should under no circumstances be regarded as a representation by Lonmin that Lonmin will achieve any results set out in such statements or that the underlying assumptions used will in fact be the case. Other than as required by applicable law or the applicable rules of any exchange on which Lonmin's securities may be listed, Lonmin has no intention or obligation to update or revise any forward-looking statements included in this announcement after the release of this announcement.

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Lonmin PLC - FINAL DIVIDEND TIMETABLE

RNS Number:3024M
Lonmin PLC
17 November 2006

17 November 2006

LONMIN PLC - FINAL DIVIDEND TIMETABLE

The Board of Lonmin Plc has recommended a final dividend for the year ended 30 September 2006 of 55 US cents per share, payable on Friday 9 February 2007. Payment of the final dividend is subject to the approval of shareholders at the AGM on 25 January 2007.

Following a request from the JSE, the date for determining the USD/rand exchange rate as disclosed in the Company's final results announcement on Wednesday 15 November 2006 has been brought forward by one day.

The timetable for the final dividend for the year ended 30 September 2006 is, therefore, as follows:-

	UK	SA
USD/rand exchange rate		Thursday 28 December 2006 (noon SA time)

Last day to trade cum div	Tuesday 9 January 2007	Friday 5 January 2007
Last day to trade on the JSE		Friday 5 January 2007
Ex div date	Wednesday 10 January 2007	Monday 8 January 2007
Record date	Friday 12 January 2007	Friday 12 January 2007
USD/sterling exchange rate	Friday 19 January 2007	
Deadline for receipt of new DRIP applications	Friday 26 January 2007	Friday 26 January 2007
Dividend payment date	Friday 9 February 2007	Friday 9 February 2007

(1) No transfers between the UK principal register and the SA branch register will be permitted from the date on which the USD/rand exchange rate is announced to the record date, both dates inclusive (i.e. last date to transfer Wednesday 27 December 2006).

(2) The SA branch register will be closed for the purposes of trades (dematerialisation and rematerialisation) from Monday 8 January 2007 to Friday 12 January 2007, both dates inclusive.

(3) The dividend will be paid:-

(i) In rand to shareholders on the SA branch register calculated at the US dollar to rand exchange rate on Thursday 28 December 2006;

(ii) In sterling to shareholders domiciled in the UK (unless they elect to receive US dollar dividends) calculated at the US dollar to sterling exchange rate on Friday 19 January 2007; and

(iii) In US dollars to all other overseas shareholders (unless they elect to receive sterling dividends or have mandated their dividends to a UK bank or participate in TAPS - see below).

(4) Elections to receive an alternative currency (US dollars or sterling) should comprise a signed request to Lloyds TSB Registrars to be received by 17:00 hours on Friday 12 January 2007.

(5) Transcontinental Automated Payment System (TAPS)

TAPS permits shareholders resident in certain countries to receive dividend payments to their local bank and in their local currency. All eligible shareholders have been, or will be, sent information relating to TAPS by Lloyds TSB Registrars.

Enquiries:

Alex Shorland-Ball

Lonmin Plc
Vice-President, Investor Relations & Communications
+44 (0) 20 7201 6060

Lloyds TSB Registrars Helpline
0870 600 3970 (UK callers)
+44 (0) 121 415 7047 (International callers)

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